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MAR 09 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galt Financial Group Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

2815 Townsgate Road, Suite 100
(No. and Street)

Westlake Village	California	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Hill (805) 449-1132
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP.
(Name - if individual, state last, first, middle name)

805 Third Avenue, Suite 1430	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Benjamin Hill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Galt Financial Group, Inc.** as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

see attached

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 2nd day of March, 2020, by Benjamin Hill ________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JULIE M. CICHON
Notary Public - California
Ventura County
Commission # 2160455
My Comm. Expires Aug 18, 2020

(Seal) Signature Julie M. Cichon

GALT FINANCIAL GROUP, INC.

(a subchapter S corporation)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2019
(with supplementary information)

TABLE OF CONTENTS

RBSM LLP
Accountants & Advisors

805, Third Avenue,
Suite 1430,
New York, NY 10022
212.838.5100
212.838.2676/Fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Galt Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galt Financial Group, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a 5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2009.
New York, NY
March 2, 2020

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	80,330
TOTAL ASSETS	$	80,330

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and other liabilities	$	6,395
TOTAL CURRENT LIABILITIES		6,395
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value; 50,000,000 shares authorized 100,000 shares issued and outstanding		1,000
Additional paid-in capital		19,625
Accumulated surplus		53,310
TOTAL STOCKHOLDERS' EQUITY		73,935
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	80,330

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC
(a subchapter S corporation)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUES		
Commissions	$	659,394
Other Income		22,260
TOTAL REVENUES		681,654
OPERATING EXPENSES		
Professional fees		15,594
Employee compensation and benefits		76,703
Other operating expenses		34,487
TOTAL OPERATING EXPENSES		126,784
INCOME BEFORE INCOME TAXES		554,870
LESS: PROVISION FOR INCOME TAXES		-
NET INCOME	$	554,870

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019

	Common Stock		Additional Paid-In-capital	Accumulated surplus	Total
	Shares	Amount			
BALANCE – January 1, 2019	100,000	$1,000	$19,625	$42,440	$63,064
Distribution to shareholders				(544,000)	(544,000)
Net income	-	-	-	554,870	554,870
BALANCE - December 31, 2019	100,000	$1,000	$19,625	$53,310	$73,934

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	554,871
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Accounts payable and other liabilities		(9,797)
NET CASH PROVIDED BY OPERATING ACTIVITIES		545,074
CASH FLOWS USED IN INVESTING ACTIVITIES		-
CASH FLOWS USED IN FINANCING ACTIVITIES		
Distribution to shareholders		(544,000)
NET CASH USED IN FINANCING ACTIVITIES		(544,000)
NET INCREASE IN CASH		1,073
CASH- Beginning of year		79,256
CASH- End of year	$	80,330
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year:		
Interest	$	-
Income taxes	$	-

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2019

NOTE 1 -Organization

Galt Financial Group, Inc. (the "Company") is a California corporation incorporated on May 26, 2007. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on September 29, 2008. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is allowed to engage in the following types of business: (1) mutual fund retailer, (2) broker or dealer selling variable life insurance or annuities, (3) broker or dealer selling tax shelters or limited partnerships in primary distributions, (4) real estate investment trusts, (5) private placements of securities. The company derives revenue primarily from the sale of mutual funds, variable life insurance and annuities and investment banking fees earned through the placement of securities.

The Company is a wholly-owned subsidiary of HSH Financial, Inc. ("Parent")

NOTE 2 -Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

S-Corp election
The Company, with the consent of its Stockholder, has elected to be a qualified subchapter S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Operating Leases
In February 2016, the Financial Accounting Standards Board ("FASB" or "the Board") issued its leasing standard in ASU 2016-02 ("ASC 842" or "the new standard") for both lessees and lessors. ASC 842 requires lessees to capitalize (i.e., recognize a right-of-use asset and a lease liability) all leases with a term of more than one year. Recognition of expense by a lessee will depend on the classification of a lease as either operating or financing. Expense for an operating lease will generally continue to be reported on a straight-line basis over the lease term, whereas the expense for a finance lease will follow a financing model (amortization of the asset and interest on the lease liability). The lease accounting guidance in ASC 842 applies to any arrangement that conveys control over an identified asset to another party. An arrangement is a lease or contains a lease if (1) there is an explicitly or implicitly identified asset and (2) use of the asset is controlled by the customer (user of the asset or taker of the output from the asset).

Upon further review of the current office agreement and application under FASB's new standard, Leases (ASC 842), the Company's analysis is as follows: (i) Term: the current agreement is on a month-to-month basis and therefore is not a term of more than one year; (ii) Identified Asset: as this is a shared office environment, it would appear that the lessor can or could substitute the office for another office to fulfil the arrangement throughout the term of the arrangement and such move would economically benefit Lessor to do; (iii) Right to Control: the shared office may not be entirely physically distinct as the occupants do not have the right to obtain substantially all of the economic benefits nor do the occupants have the right to direct the use of the identified asset throughout the period of the arrangement.

Revenue Recognition
ASC 606, Revenue from Contracts with Customers
The Financial Accounting Standards Board (FASB) and International Accounting Standards Board (IASB) issued substantially converged final standards on revenue recognition. The FASB's Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, provides a robust framework for addressing revenue recognition issues, and upon its effective date, replaces almost all pre-existing revenue recognition guidance in current U.S. generally accepted accounting

principles (GAAP) (i.e., legacy GAAP), including industry-specific guidance and the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin Topic 13, *Revenue Recognition* (which is also part of legacy GAAP for public entities).

Customer security transactions and the related commission income and expense are recorded as of the trade date.

The Company generally acts as an agent in executing customer orders to buy or sell securities, primarily variable annuities, mutual funds and Real Estate Investment Trusts (REITs), in which it does not make a market, and charges commissions based on the services the Company provides to its customers.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments
FASB requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statement of financial position for current assets and current liabilities qualifying as financial instruments approximate fair value because of their short maturities.

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair

value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation methods that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties. 74% of the Company's revenues are primarily from annuity companies and Private Placements/Real Estate Investment Trusts (REITs)(e.g. for those exceeding 10% of the Company's revenue: approx. 15% is from Select Cap. Corp. Strategic.

Recent Accounting Pronouncements

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying consolidated financial statements.

NOTE 3 –Related Party Transactions

The Company has entered into an expense sharing agreement with Wealth Enhancement & Preservation, Inc. ("WEP"), a subsidiary of the company's common parent, effective January 1, 2009. The terms of this agreement stipulate that WEP provides for certain general overhead expenses and other specific business expenses. Most of the overhead expenses incurred are paid by WEP and reimbursed by the Company by a monthly payment of $500. Overhead expenses, as defined by the agreement, shall include rent, personnel, and various other operating costs incurred in the ordinary course of business. During the year ended December 31, 2019, $6,000 was reimbursed to WEP which was recorded for various administrative duties.

During the year ended December 31, 2019, the Company charged to operation $76,703 as payroll expenses to President and Chief Compliance Officer, together owning 100% shares in the Company. The Company also made 401k Contributions of $19,000 in individual salary deferral with a company match of $11,250 each for the President and Chief Compliance Officer for a total of $60,500.

NOTE 4 –Fair Value Measurements

The financial assets of the Company measured at fair value on a recurring basis are cash. The Company's cash equivalents is generally classified within Level 1 of the fair value hierarchy because it is valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

The carrying amount of the Company's other assets and liabilities approximate fair value as of December 31, 2019.

NOTE 5 -Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2019, the Company's net capital exceeded the requirement by $68,395 The Company's aggregate indebtedness to net capital ratio was 0.086 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 –Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through March 2, 2020. There have been no material subsequent events which require recognition or disclosure.

GALT FINANCIAL GROUP, INC.

(a subchapter S corporation)

Supplemental Information

For the Year Ended December 31, 2019

GALT FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Schedule I

COMPUTATION OF NET CAPITAL	
Common Stock	$ 1,000
Additional-paid-in capital	19,625
Retained earnings	53,310
Total stockholders' equity	73,935
Deductions and/or charges:	
Non-allowable assets:	-
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES	73,935
Haircuts of securities	
Trading and investment securities:	
Other securities	-
	-
NET CAPITAL	$ 73,935
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	426
Minimum dollar net capital requirement of broker and dealer	5,000
Net capital requirement (greater of above)	5,000
Excess net capital	68,395
*Excess net capital at 1,000%	67,935
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrues expenses	6,395
TOTAL AGGREGATE INDEBTEDNESS	6,395
Ratio: aggregate indebtedness to net capital	0.086 to 1

*Net capital less greater of 10% of Aggregate Indebtedness or 120% of Minimum dollar net capital requirement

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17A-5 Part IIA, as filed by the company.

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2019

Schedule II and III

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Galt Financial Group, Inc. is claiming exemption due to the fact that the Firm carries no margin accounts, promptly transmits all customer funds in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Galt Financial Group, Inc."

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

During the period ended December 31, 2019, Galt Financial Group, Inc., met without exception the aforementioned exemption provisions of Rule 15c3-3.

I, Benjamin Hill, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________

Title: President

Date: March 2, 2020

RBSM LLP
Accountants & Advisors

805, Third Avenue,
Suite 1430,
New York, NY 10022
212.838.5100
212.838.2676/Fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Galt Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) Galt Financial Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Galt Financial Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Galt Financial Group, Inc. stated that Galt Financial Group, Inc. met the identified exemption provisions from January 1, 2019 through December 31, 2019 without exception. Galt Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galt Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 2, 2020

RBSM LLP
Accountants & Advisors

805, Third Avenue,
Suite 1430,
New York, NY 10022
212.838.5100
212.838.2676/Fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
Galt Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Galt Financial Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating Galt Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Galt Financial Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Galt Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Galt Financial Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

We have served as the Company's auditor since 2009.
New York, NY
March 2, 2020